EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Plan Administrator and Audit Committee
Coastway Bancorp, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-193362) on Form S-8 of Coastway Bancorp, Inc. of our report dated May 27, 2016, with respect to the statements of net assets available for plan benefits of Coastway Community Bank 401(k) Retirement Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015, and the supplementary schedule as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of Coastway Community Bank 401(k) Retirement Plan.

/s/ KAHN, LITWIN, RENZA & CO., LTD.

Providence, Rhode Island
May 27, 2016